UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 000-56607

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Global SA
Route de Florissant 13
1206 Geneva, Switzerland
(Address of registered office and principal executive offices)

1391 Timberlake Manor Parkway
Chesterfield, Missouri 63017
(Address of corporate headquarters)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2025 and 2024	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (held at End of Year) as of December 31, 2025	13

Exhibits

Signature	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Bunge U.S. Retirement Plans Committee,
Administrator and Plan Participants of
Bunge Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bunge Savings Plan (the "Plan") as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4j – Schedule of Assets (held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Armanino LLP
St. Louis, Missouri

June 18, 2026
We have served as the Plan’s auditor since 2011.

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024

INVESTMENTS, at fair value:
Plan interest in Bunge Defined Contribution Master Trust (Note 8)	$37,796,797	$30,244,883

RECEIVABLES:
Notes receivable from participants (Note 4)	888,578	13,852

NET ASSETS AVAILABLE FOR BENEFITS	$38,685,375	$30,258,735

The accompanying notes are an integral part of these financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

ADDITIONS AND INVESTMENT INCOME:
Participants’ contributions	$1,810,079	$1,724,896
Employer contributions	1,501,737	1,136,461
Rollover contributions	213,473	397,685
Interest income on notes receivable from participants	41,158	6,536
Change in Plan interest in Bunge Defined Contribution Master Trust	4,559,706	3,593,514

Total Additions to Net Assets, Including Total Investment Income	8,126,153	6,859,092

DEDUCTIONS:
Benefits paid to participants	6,500,444	3,116,718
Administrative expenses	98,407	34,123

Total Deductions from Net Assets	6,598,851	3,150,841

INCREASE IN NET ASSETS PRIOR TO PLAN MERGER	1,527,302	3,708,251

PLAN MERGER (Note 12)	6,899,338	—

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	30,258,735	26,550,484

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$38,685,375	$30,258,735

The accompanying notes are an integral part of these financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan (the "Plan") was established on April 1, 1996. On January 1, 2004, the Plan was amended to transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees ("CSY Plan") to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A (the “BSP – Supplement A Plan”). On November 1, 2025, the BSP – Supplement A Plan was merged back into the Plan, see Note 12 - Plan Merger for further details.

Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the "Trust") is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Global SA's shares, and self-directed brokerage accounts, whereby a participant may elect to invest the participant's transferable account balance in a variety of options including mutual funds, other common stock, and interest-bearing cash and cash equivalents that are stated at estimated fair value based on quoted market prices. Other investments are valued using pricing models maximizing the use of observable inputs for similar securities.
The collective trust funds consist of certain trust funds that are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets and of a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust.
One of the investment options offered by the Plan, the Galliard Stable Return E Fund, is a collective trust that is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Galliard Stable Return E Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. The Plan previously held an investment in the collective trust of MIP II Fund, that was fully invested in contracts deemed to be fully benefit responsive, however, the Plan no longer holds this investment as of September 2025. See Note 11 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 - Fair Value Measurements for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document. Certain expenses of maintaining the Plan are paid directly by Bunge North America, Inc. (the "Company") and are excluded from these financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust, which holds various securities, including mutual funds, Bunge Global SA's shares, collective trust funds, other common stock, and interest-bearing cash and cash equivalents that are stated at estimated fair value based on quoted market prices. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Reclassifications — Certain amounts in the 2024 financial statements have been reclassified to conform with the 2025 presentation. The reclassifications included the fair value leveling of the Bunge Common Stock Fund (the "Bunge Fund"). See Footnote 9 - Fair Value Measurements. These reclassifications do not affect the financial statements for any period.
Subsequent Events — The Plan has evaluated subsequent events through June 18, 2026, the date the financial statements were available to be issued.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). The Bunge U.S. Retirement Plans Committee is responsible for plan governance and administering the Plan in accordance with the Employee Retirement Income Securities Act of 1974 and Plan documents. The Investment Committee is responsible for establishing the investment policy and monitoring Plan assets. The Company has appointed Fidelity Management Trust Company ("Fidelity") to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively "Employer Group") whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
3.    CONTRIBUTIONS AND WITHDRAWALS
Contributions
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax or Roth after-tax basis could not exceed $23,500 in 2025 and $23,000 in 2024. However, if a participant reached age 50 by December 31, they are able to contribute an additional $7,500 in 2025 and 2024 in "catch up" contributions to the Plan on a pre-tax or Roth after-tax basis. Those from age 60 to 63 are eligible to contribute up to $11,250 as "super catch up" contributions in lieu of the $7,500 in 2025.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations.
The employer match and fixed contribution, if any, is subject to participant collective bargaining agreements.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, self-directed brokerage accounts, and collective trust funds whereby a participant may elect to invest in a variety of investment options, and the Bunge Fund. The Bunge Fund pools a participant’s money with that of other employees to buy registered shares of Bunge Global SA as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Global SA, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. A participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.
Vesting
The participants’ contributions, plus any actual earnings thereon, vest immediately. Employer matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement.
In June 2025, Bunge Global SA completed the sale of its corn milling business in North America. Following the sale, assets of affected participants were fully vested.
Nonvested forfeited accounts can be used to reduce future employer contributions or pay plan expenses. During the years ended December 31, 2025 and 2024, employer contributions were reduced by $26,590 and $66,982, respectively, and nonvested forfeited accounts remaining in Net Assets Available for Benefits as of December 31, 2025 and 2024 were $127,191 and $122,100, respectively.
Withdrawals
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants may withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 73. Participants with account balances less than or equal to $7,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
Effective January 1, 2025, the Plan was amended to allow for participant loans. The Plan was previously amended effective December 31, 2019 to allow the transfer of outstanding loans from the Loders Croklaan Savings Plan in to the Plan. The loans are secured by the balance in the participant's account. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2025, participant loans bear interest rates of 3.75% to 9.00% and mature through December 2030. Delinquent loans are recorded as distributions based on the terms of the Plan document. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained a determination letter from the Internal Revenue Service on January 3, 2022, stating that the Plan and related trust were designed and in compliance with the applicable sections of the IRC. Effective September 20, 2024, the Plan is placing reliance on an opinion letter from the Internal Revenue Service on the prototype plan indicating that the Plan is designed in accordance with the applicable section of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $98,407 and $34,123 for the years ended December 31, 2025 and 2024, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Global SA registered shares and short-term investments. Bunge Global SA is the parent company of the sponsoring Company. The Bunge Fund held 125,226 and 128,117 shares of Bunge at December 31, 2025 and 2024, respectively, of which 6,692 and 6,157 shares were allocated to the Plan at December 31, 2025 and 2024, respectively. During 2025 and 2024, the Plan recorded dividend income of $18,578 and $17,457, respectively, and net appreciation in fair value of $52,426 and net depreciation in fair value of $141,419, respectively, from Bunge shares.
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2025 and 2024, the Plan's interest in the net assets of the Trust was approximately 5.8% and 5.4%, respectively.
The investments of the Trust at December 31, 2025 and 2024 are summarized as follows:

	2025		2024
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Investments – at fair value:
Mutual funds	$232,526,472	$9,533,945	$280,394,161	$11,232,770
Bunge shares	11,155,132	596,083	9,962,378	478,739
Collective trust funds	373,312,398	25,690,649	247,520,396	16,512,495
Self-directed brokerage accounts	31,677,712	1,976,120	25,582,994	2,020,879

Total investments, at fair value	$648,671,714	$37,796,797	$563,459,929	$30,244,883
The following are net appreciation in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2025 and 2024.

	2025	2024

Net appreciation in fair value of investments	$82,136,503	$52,506,454
Investment income	9,779,085	14,008,157
Total	$91,915,588	$66,514,611

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2025 and 2024. The tables do not include the Collective trust funds value of $373,312,398 and $247,520,396 at December 31, 2025 and 2024, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Fair Value Measurements at December 31, 2025, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$232,526,472	$—	$—	$232,526,472
Bunge shares (1)	—	11,155,132	—	11,155,132
Self-directed brokerage accounts	30,195,159	1,482,553	—	31,677,712

Total investments in the fair value hierarchy	262,721,631	12,637,685	—	275,359,316
Collective trust funds measured at net asset value (2)	—	—	—	373,312,398
Total investments, at fair value	$262,721,631	$12,637,685	$—	$648,671,714

	Fair Value Measurements at December 31, 2024, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$280,394,161	$—	$—	$280,394,161
Bunge shares (1)	—	9,962,378	—	$9,962,378
Self-directed brokerage accounts	24,110,873	1,472,121	—	$25,582,994

Total investments in the fair value hierarchy	304,505,034	11,434,499	0	315,939,533
Collective trust funds measured at net asset value (2)	—	—	—	247,520,396
Total investments, at fair value	$304,505,034	$11,434,499	$—	$563,459,929
(1)    Effective January 1, 2025, based on the assessment on inputs, the Plan changed the classification of the Bunge Fund from Level 1 to Level 2 within the fair value hierarchy. This change in presentation had no impact on the total value of investments or on the Plan's net assets available for benefits. Prior period activity has been reclassified to conform to the current year presentation.
(2)    In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
10. PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
assets related to such participant would be transferred upon participant request to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the participant's request. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.
11.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2025	2024	2025	2024	Redemption Frequency	Redemption Notice Period
Collective trust - Stable Value	$5,297,012	$6,037,911	$—	$—	Daily	Daily (1)
Collective trust funds	$368,015,386	$241,482,485	$—	$—	Daily	Daily

(1)    Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12.    PLAN MERGER

On November 1, 2025, the BSP – Supplement A Plan was merged into the Plan. In connection with the merger, all participants were eligible to participate in the Plan and account balances and related assets of the BSP – Supplement A Plan were transferred to the Plan.

During the year ended December 31, 2025, net assets totaling $6,899,338 were received by the Plan as a result of this merger and are reflected as a plan merger into the Plan in the statement of changes in net assets available for benefits.

13.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$38,685,375	$30,258,735
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(85,149)
Net assets available for benefits per Form 5500	$38,685,375	$30,173,586

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024:

	2025	2024
Net increase in net assets available for benefits per the financial statements	$1,527,302	$3,708,251
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	85,149	(6,500)
Net increase in net assets available for benefits per the Form 5500	$1,612,451	$3,701,751

BUNGE SAVINGS PLAN

EIN: 13-4977260 Plan Number: 019
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(D) Cost	(E) Current Value
*	Participant Loans	Participant Loans	$—	$888,578
*	Interest Held in Master Trust	Various (includes Registered Investment Companies, Self directed Brokerage, Collective Trust, Bunge Stock, etc.)	**	37,796,797
		TOTAL	$—	$38,685,375

*Investment with party-in-interest to the Plan
** Cost information not provided as all investments are participant directed.

BUNGE SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 18, 2026	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator